FOR IMMEDIATE RELEASE:	May 5, 2014	PR 14-07

Atna Reports First Quarter 2014 Earnings and Operations Results

Golden, CO - Atna Resources Ltd. (“Atna” or the “Company”) (TSX:ATN / OTCQB:ATNAF) today released unaudited interim financial results for the Company’s first quarter; ended March 31, 2014. Unless otherwise designated, all amounts are in U.S. dollars. Additional details may be found in the MD&A and Financials filed on SEDAR, on EDGAR, or on the Company’s website at www.atna.com.

First Quarter 2014 Financial Highlights

•	On January 31, 2014, the Company refinanced $22.0 million of current obligations with a 2-year credit facility calling for a balloon payment of principal and fees at the end of the term and interest-only payments over the term. Proceeds from this facility were utilized to retire an existing Canadian-dollar, debt facility. A foreign-exchange gain of $2.3 million was realized from this transaction.
•	The balance of cash on-hand increased to $1.8 million at March 31, 2014, and the Company had net working capital (current assets less current liabilities) of $13.5 million.
•	An operating loss of $1.9 million and a net, after-tax loss of $0.9 million, ($0.00) per weighted average share, were recognized.

First Quarter 2014 Operating Highlights

•	Through May 1, 2014, Briggs concluded 442 days of operation without any lost-time accidents.
•	Gold sales from Briggs totaled 7,770 ounces, 93 percent of target, at an average sales price of $1,253 per ounce.
•	Briggs generated $1.5 million in operating cash flow prior to using $1.9 million to increase inventory and reduce debt and payables. Briggs incurred a pre-tax loss of $0.6 million.
•	The average cash cost per ounce at Briggs was $1,038. This is comparable to cash cost per ounce of $1,098 in First Quarter 2013. All-in sustaining cost was $1,175 per ounce, compared to $1,452 per ounce for First Quarter 2013, a reduction of 19 percent.
•	Cost per ton of ore crushed declined 31 percent to $17.74 per ton, compared to First Quarter 2013.
•	A pre-feasibility study is being conducted to determine the viability of an extension to the Mag open pit at Pinson
•	An optimization study has commenced to modify mine designs on the Pinson underground mine.
•	In February 2014, Atna concluded an updated resource and reserve estimate for the permitted Reward Gold Project, integrating new results from the 2013 drilling program and increasing measured and indicated gold resources by 7 percent to 387,900 contained gold ounces. Inferred resources increased 62 percent to 106,400 ounces.

Outlook and Strategy

Atna offers investors leverage to gold price through the development and operation of precious-metal mines in the politically stable western United States. The Company owns or controls a gold resource base that provides a call on future value which can be unlocked either through direct development and production or through the sale of assets, to which value has been added. Atna operates one producing mine and owns two permitted and partially developed mines. The Company also holds two other principal projects for evaluation and development. We believe that this leveraged position provides a rapid avenue for growth and profitability as gold markets strengthen.

The Company’s primary focus for 2014 is to increase production and reduce costs at the Briggs Mine with the goal of reaching or exceeding targeted production rates of 40,000 to 45,000 gold ounces. It is expected that average ore grades will improve in 2014, relative to those realized in 2013, and support the achievement of this goal.

Atna continually reviews acquisition and merger opportunities that could build long-term value by providing capital to accelerate project development and achieve additional operating synergies and operating capacity.

For additional information on Atna, its mining, development and exploration projects, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation relating to the Pinson Mine operations, operating risks, cash flow, gold production, operating costs, permits and other factors related to achieving forward looking gold production, operating cost and debt service forecasts. Forward-looking statements are statements that are not historical fact. They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining; the risk that the Company will encounter unanticipated geological factors; the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s exploration and development programs; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s 2013 Form 20-F dated March 14, 2014.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464

Valerie Kimball, Investor Relations - toll free (877) 692-8182

www.atna.com

ATNA RESOURCES LTD. AND SUBSIDIARIES

SUMMARIZED CONSOLIDATED FINANCIAL INFORMATION

(US dollars, IFRS basis)

(Unaudited)

	March 31,	December 31,
	2014	2013
BALANCE SHEETS

ASSETS
Current assets	$23,391,700	$20,296,500
Non-current assets	90,463,700	91,980,800

Total assets	113,855,400	112,277,300

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities	9,891,000	27,336,300
Notes payable - long term	22,785,000	1,430,400
Other non-current liabilities	6,329,700	7,000,600
Shareholders' equity	74,849,700	76,510,000

Total liabilities and shareholders’ equity	$113,855,400	$112,277,300

	Three Months Ended
	March 31,
	2014	2013
STATEMENTS OF OPERATIONS

Revenues	$9,796,800	$12,521,400
Cost of sales	8,126,300	8,491,600
Depreciation and amortization, cost of sales	1,704,500	1,627,000
Adjust inventory to net realizable value, cost of sales	340,700	-
General and administrative	1,030,900	1,317,900
Depreciation - G&A	55,900	20,000
Recovery of prior impairment, gain on sale of land	(75,500)	-
Exploration expense	291,400	231,800
Property maintenance expense	253,700	76,300
Other income, net	(1,074,700)	(154,900)

Net (loss) income before income tax	(856,400)	911,700

Income tax recovery	-	(93,500)
Net (loss) income	(856,400)	818,200

Comprehensive (loss) income	(2,322,100)	1,122,600

Basic income per share	$(0.00)	$0.01

Diluted income per share	$(0.00)	$0.01

Basic weighted-average shares outstanding	190,168,574	145,163,151

Diluted weighted-average shares outstanding	190,168,574	147,199,941

STATEMENTS OF CASH FLOWS

Cash and cash equivalents, beginning of the period	$789,900	$19,342,900
Net cash (used) provided by operating activities	(3,711,200)	3,404,100
Net cash used in investing activities	(204,500)	(12,714,400)
Net cash provided by (used in) financing activities	4,905,700	(4,052,300)
Effect of exchange rate changes on cash	(2,500)	(126,600)

Cash and cash equivalents, end of the period	$1,777,400	$5,853,700